Exhibit 99.9

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES RESERVE ESTIMATE FOR TIMMINS WEST MINE, NEW RESERVE TO SUPPORT NEXT FIVE YEARS OF PRODUCTION

•                      Probable reserve estimate includes 823,848 ounces (4,922,180 tonnes @ 5.21 grams per tonne (“gpt”)), level of reserves consistent with Company’s objective of  maintaining 3 to 5 years of reserves ahead of production

•                      Estimate represents 73% conversion of ounces from existing indicated resources, grades in line with estimates used for previously released Preliminary Economic Assessment

•                      Ongoing drilling and other work to target additional conversion of resources to reserves, upgrading inferred resources to indicated and adding new resources through continued exploration success.

TORONTO, ONTARIO—(Marketwire — April 2, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced a new reserve estimate for the Company’s Timmins West Mine, located 18 kilometres west of the Timmins, Ontario. Timmins West Mine is a commercial producing underground mining operation involving the extraction of ore from two adjacent deposits, Timmins Deposit and Thunder Creek Deposit. The new reserve estimate for the Timmins West Mine includes 823,848 ounces Au (4,922,180 tonnes grading 5.21 gpt), all in the probable reserve category. The reserves were estimated from the conversion of existing indicated resources totaling 1,122,500 ounces (5,826,000 tonnes grading 5.99 gpt). Current inferred resources of 791,500 ounces (4,272,000 tonnes grading 5.76 gpt) were not included in the reserve calculation.

Table 1. Reserves

Zone	Tonnes	Grade (gpt (i) Au)	Ounces Au
Timmins	2,249,658	5.61	405,885
Thunder Creek	2,672,522	4.86	417,963
Timmins West Mine	4,922,180	5.21	823,848

(i) Grams per tonne

Tony Makuch, President and CEO of Lake Shore Gold, commented: “For an underground mine early in its operating life, 3 to 5 years of reserves is a reasonable and appropriate level. We are very pleased that we have achieved the high end of that range with our new reserve at Timmins West Mine. Our intention is to complete the required drilling and other work to continue to build both our reserves and resources in order to maintain an ongoing 3 to 5 year reserve life. We are also pleased with the conversion rate of indicated resources into reserves and are encouraged that our average grade matches very closely to the grade used in our Preliminary Economic Assessment (“PEA”).”

A National Instrument (“NI”) 43-101 technical report supporting the reserve estimate being announced today is expected to be filed by mid-May 2012 on SEDAR at www.sedar.com.

The new reserve for Timmins West Mine was estimated using a target cut-off of 3.0 gpt. Dilution rates were estimated as follows: 28% internal dilution at 1.20 gpt and 15% external dilution at 0.0 gpt at Timmins Deposit, and 31% internal dilution at 1.50 gpt and 8% external dilution at 0.60 gpt at Thunder Creek Deposit.  In addition, the reserve estimate also includes a 10% mineability factor that was applied to the reserve base to allow for unrecoverable losses.

The estimation of reserves for Timmins West Mine was derived from the current base of indicated resources, which was included as part of an updated resource estimate released on February 15, 2012 (see press release entitled “Lake Shore Gold Confirms Large-Scale Resource For Timmins West Mine”).  The Timmins West Mine resources are summarized below.

Table 2. Resources

Deposit	Category	Tonnes	Capped Grade (gpt (i) Au)	Ounces Au
Timmins	Indicated	2,949,000	6.34	600,900
	Inferred	1,579,000	5.54	281,500
Thunder Creek	Indicated	2,877,000	5.64	521,600
	Inferred	2,693,000	5.89	510,000
Total	Indicated	5,826,000	5.99	1,122,500
	Inferred	4,272,000	5.76	791,500

(i) Grams per tonne

Note: The resource estimate for Timmins deposit was estimated using the Inverse Distance to the power 3 (ID3) interpolation method with all gold assays capped to 70 gram metres for the Ultramafic Zone and 40 gram metres for the Vein Zones. The resource estimate for the Thunder Creek deposit was estimated using the Inverse Distance to the power 2 (ID2) with all gold assays capped to 75 gram metres. An assumed long-term gold price of US$1,200 per ounce was used for both deposits. The base case estimate assumes a cut off grade of 1.5 gpt. Sums may not add due to rounding.

The results of a PEA for the Timmins West Mine were released in a press release entitled, “Lake Shore Gold Announces Results of Preliminary Economic Assessment for Timmins West Mine, PEA Highlights Potential for Positive Economics, Substantial Cash Flow and Attractive Returns,” on February 28, 2012. The PEA was based on the new resource estimate and considered both indicated and inferred resources.  A technical report for the PEA and new resource estimates was filed on SEDAR on March 30, 2012.

Consistent with CIM guidelines, the reserve estimate considers the results of additional engineering work on the subset of the indicated resource base only and the mineral reserves are not exclusive of the mineral resource. Costs and other key assumptions in the reserve estimate are consistent with those in the PEA.  Specific work carried out in the reserve estimate analysis includes more detailed assessments of mining methods, individual stope designs, dilution and mineability factors, design of ramp and level access, stope sequencing and production rates.

Qualified Persons

Lake Shore Gold’s reserve estimate was prepared by the Company’s Projects Team. All work for the reserve estimate was performed under the direct supervision of Brian W Buss, P. Eng. Mr. Buss is Vice-President, Project Development and is an employee of Lake Shore Gold. Mr. Buss is a qualified person as defined by National Instrument (“NI”) 43-101 and has reviewed the technical information included in this press release.

The reserve estimate was calculated from the mineral resources for the Timmins West Mine, as set out in the technical report filed on SEDAR. The Qualified Persons (“QP”) for the updated resource estimate are Dean Crick, P. Geo, Director of Geology, Bob Kusins, P. Geo, Chief Resource Geologist and Ralph Koch, P. Geo, Chief Mine Resource Geologist. Dean Crick, Bob

Kusins and Ralph Koch are all considered Qualified Persons according to the definitions of NI 43-101 and are all employees of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral reserve and resource estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com